FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

November 8, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company reported results of fifteen (15) additional diamond and reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone, additional exploration/infill holes on the QDD western extension and infill and definition holes at the Amelia Inés/Magdalena zones.

The Company management is particularly pleased about the results obtained in the main QDD zone in an area known as Ptz. Blanco.

Hole QDR-196 returned the best ever intercept on the property including 9.18 g/t over 26 m near surface and a second intercept of 1.39 g/t over 148 m, the hole ended in mineralization with the last 2 m intercepted having a grade of 1.5 g/t Au. The high grade, near surface, intercept is the highest grade ever returned in the main QDD zone and appears to be related to the high grade surface chips reported in the latest news release (see News Release #2004.17, dated October 19, 2005) where chip samples of 3.68 g/t over 68.85 m and 3.4 g/t over 50 m were reported. There were other significant intercepts in the Ptz. Blanco zone in this latest drilling, including Hole QDR-194 which returned 3.49 g/t over 28 m near surface.

Drill results are included in a table within the news release.

The Company also plans immediate additional drilling to help determine the extent of this high grade area.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777
Item 9.	Date Of Report

DATED at Vancouver, BC, this 8th day of November, 2005.

Viceroy Exploration Ltd.	News Release #2005.18 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Hits Best Ever Intersection in QDD Main Zone
With 9.18g/t Au Over 26m Near Surface

Vancouver, British Columbia, November 8, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of fifteen (15) additional diamond and reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone, additional exploration/infill holes on the QDD western extension and infill and definition holes at the Amelia Inés/Magdalena zones.

The Company management is particularly pleased about the results obtained in the main QDD zone in an area known as Ptz. Blanco.

Hole QDR-196 returned the best ever intercept on the property including 9.18 g/t over 26 m near surface and a second intercept of 1.39 g/t over 148 m, the hole ended in mineralization with the last 2 m intercepted having a grade of 1.5 g/t Au.

The high grade, near surface, intercept is the highest grade ever returned in the main QDD zone and appears to be related to the high grade surface chips reported in the latest news release (see News Release #2004.17, dated October 19, 2005) where chip samples of 3.68 g/t over 68.85 m and 3.4 g/t over 50 m were reported.

There were other significant intercepts in the Ptz. Blanco zone in this latest drilling, including Hole QDR-194 which returned 3.49 g/t over 28 m near surface.

The above results are very significant as Ptz. Blanco is the zone scheduled for initial mining in the proposed mine plan. The economics and rate of return of the project would be significantly enhanced if this zone were to continue close to surface (a simplified section will be available on the Company website). Furthermore, the zone is fully oxidized and the Company plans to send samples of this zone immediately to Resource Development Inc. (RDi) of Denver, Colorado for bottle roll metallurgical testwork.

The Company also plans immediate additional drilling to help determine the extent of this high grade area.

Highlights of drill results include:

•	Hole QDR-184, which intersected 1.58 g/t Au over 50 m, from 52 to 102 m;
•	Hole QDR-186, which intersected 1.75 g/t Au over 36 m from surface;
•	Hole QDR-194, which intersected 3.49 g/t Au over 28 m, from 10 to 38 m and a further 3.64 g/t Au over 6 m from 100 to 106 m;
•	Hole QDR-196, which intersected 9.18 g/t Au over 26 m from 16 to 42 m, including 16.96 g/t Au over 2 m from 36 to 38 m, a second interval returning 2.42 g/t Au over

10 m from 82 m to 92 m and a third interval returning 1.39 g/t Au over 148 m from 134 to 282 m; and
•	Hole QDR-197, which intersected 26.74 g/t Au over 6 m, from 34 to 40 m, including 77.86 g/t Au over 2 m from 38 to 40 m.

Hole QDR-197 was drilled in a location called Tunnel D which is between Target A (QDD West) and Amelia Inés/Magdalena. The Company also plans to follow up this intercept to determine whether there is continuity between this drill hole and other high grade results near Target A including Hole QDR-99 (see News Release #2004.14, dated August 24, 2004) which returned an intercept of 2.8 g/t over 60 m. The distance between these areas is some 500 m.

Mr. Patrick Downey, President and CEO of Viceroy stated “We are very excited about the results from the Ptz. Blanco zone. This will be of particular significance in the overall economics of the project as this high grade zone is near surface, highly oxidized and with a low strip ratio. We plan to drill further holes and will continue to internally review mine plans and project economics internally as we move towards the feasibility study.”

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QD-173	QDD West	178.5	-26.5	140.0	0.00	16.0	16.0	0.48
Incl.					10.00	11.6	1.6	1.65
					26.0	36.0	10.0	0.62
					75.5	95.2	19.7	0.54
Incl.					77.5	79.3	1.8	1.30
QD-180	Amelia Inés	301.5	+1.5	131.5	7.1	8.0	0.9	1.79
					11.4	13.5	2.1	0.44
					15.5	17.5	2.0	0.58
					28.7	32.5	3.8	7.45
Incl.					28.7	29.7	1.0	16.10
					45.1	60.2	15.1	0.74
Incl.					58.6	60.2	1.6	4.36
					69.3	97.1	27.8	0.72
Incl.					86.9	89.0	2.1	2.68
Incl.					95.5	97.1	1.6	2.19
					104.3	107.2	2.9	0.55
QDR-184	Target A	0.0	-80	164.0	52.0	102.0	50.0	1.58
Incl.					52.0	54.0	2.0	11.83
Incl.					60.0	66.0	6.0	3.77
Incl.					74.0	78.0	4.0	2.88

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QD-185	Magdalena	223.0	-37.5	60.85				NSV
QDR-186	QDD West	90.0	-67	200.0	0.0	36.0	36.0	1.75
Incl.					4.0	18.0	14.0	3.09
and					42.0	84.0	42.0	0.40
QDR-187	QDD West	124.0	-65	206.0	0.0	44.0	44.0	0.78
Incl.					0.0	14.0	14.0	1.66
					66.0	68.0	2.0	2.38
					92.0	106.0	14.0	0.48
QD-188	Magdalena	249.0	-45	119.1	35.87	37.47	1.6	0.44
QDR-189	QDD West	25.0	-75	200.0	0.00	44.0	44.0	0.52
					54.0	72.0	18.0	0.44
					104.0	156.0	52.0	0.62
Incl.					142.0	144.0	2.0	3.00
QDR-190	QDD Main (Ptz. Blanco)	90.0	-85	222.0	0.0	36.0	36.0	0.67
Incl.					0.0	8.0	8.0	1.07
					90.0	96.0	6.0	1.77
					104.0	140.0	36.0	0.64
Incl.					118.0	122.0	4.0	1.50
					154.0	162.0	8.0	0.54
QDR-191	QDD Main (Ptz. Blanco)	225.0	-60	120.0	0.0	2.0	2.0	0.34
					18.0	26.0	8.0	1.93
Incl.					18.0	20.0	2.0	4.89
					42.0	46.0	4.0	0.64
					80.0	82.0	2.0	1.09
					94.0	102.0	8.0	0.65
QDR-192	QDD Main (Ptz. Blanco)	190.0	-80	174.0	6.0	12.0	6.0	1.45
					24.0	28.0	4.0	4.31
					38.0	42.0	4.0	0.44
					56.0	66.0	10.0	1.09

QDR-194	QDD Main (Ptz. Blanco)	322.5	-49	292.0	10.0	38.0	28.0	3.49
Incl.					24.0	26.0	2.0	7.93

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QDR- 194(cont.) Incl.					36.0	38.0	2.0	31.09
					66.0	68.0	2.0	1.10
					100.0	106.0	6.0	3.64
					174.0	212.0	38.0	0.52
					280.0	288.0	8.0	0.45
QD-195	QDD Main	212.5	-42.5	291.70	100.0	120.0	20.0	0.43
Incl.					118.0	120.0	2.0	1.54
					132.0	138.0	6.0	0.81
					148.0	182.0	34.0	0.91
					203.4	261.5	58.1	0.87
Incl.					246.9	252.2	5.3	2.68
Incl.					259.6	261.5	1.9	2.14
QDR-196	QDD Main (Ptz. Blanco)	306.0	-45	282.0	16.0	42.0	26.0	9.18
Incl.					18.0	26.0	8.0	10.68
Incl.					32.0	34.0	2.0	8.08
Incl.					36.0	38.0	2.0	16.96
					62.0	70.0	8.0	1.19
Incl.					68.0	70.0	2.0	3.33
					82.0	92.0	10.0	2.42
Incl.					90.0	92.0	2.0	7.47
					112.0	114.0	2.0	2.53
Incl.					134.0	282.0*	148.0	1.39
Incl.					144.0	154.0	10.0	2.10
					166.0	202.0	36.0	2.55
QDR-197	Tunnel D	230.0	-44	84.0	34.0	40.0	6.0	26.74
Incl.					38.0	40.0	2.0	77.86

(1)   NSV = no significant values

*   Hole ended in mineralization at 1.5 g/t Au

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated November 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a Measured and Indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cut-off grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as Inferred. The nearby Amelia Inés deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cut-off. The combined Inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.